FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of …	September	………………………………………………… ,	2015

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	September 30, 2015	By ……/s/…. Shinichi Aoyama………………
(Signature)*

Shinichi Aoyama
Deputy Senior General Manager
Group Management Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. An Overview of Corporate Governance at Canon Inc.

The following is an overview of Corporate Governance at Canon Inc.

September 30, 2015

Canon Inc.

I.	Fundamental Policy Concerning Corporate Governance and Basic Information about Capital Structure, Corporate Attributes, etc.

1.	Fundamental Policy

In order to establish a sound corporate governance structure and continuously raise corporate value, the Company believes that it is essential to improve management transparency and strengthen management supervising functions. At the same time, a sense of ethics and mission held by each executive and employee of a company is very important in order to achieve continuous corporate growth and development.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors	30% and above

Overview of Major Shareholders (Revised)

Name of Shareholders	Number of Shares Held (Shares)	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	61,408,700	4.60
Japan Trustee Services Bank, Ltd. (Trust Account)	43,878,900	3.29
The Dai-ichi Life Insurance Company, Limited	37,416,380	2.81
Barclays Securities Japan Limited	30,000,000	2.25
Moxley and Co. LLC	27,040,327	2.03
Mizuho Bank, Ltd.	22,558,173	1.69
Nomura Securities Co., Ltd.	17,911,802	1.34
Sompo Japan Nipponkoa Insurance Inc.	17,439,987	1.31
State Street Bank West Client - Treaty 505234	17,367,234	1.30
OBAYASHI CORPORATION	16,527,607	1.24

Existence or Nonexistence of Controlling Shareholder, excluding Parent Company	-----
Existence or Nonexistence of Parent Company	Nonexistent

Supplementary Information (Revised)

Supplementary information regarding “Overview of Major Shareholders,” under item 2, Capital Structure:

“Overview of Major Shareholders” is as of June 30, 2015. In addition, as of the same date, the Company held 241,687,704 shares (Shareholding Ratio 18.12%) in the form of treasury stock.

3.	Corporate Attributes

Stock Exchange Listings	Tokyo (1st Section), Nagoya (1st Section), Sapporo (Existing Market), and Fukuoka (Existing Market)
Fiscal Year-end	December
Sector	Electric appliances
Number of Employees (Consolidated)	1,000 and above
Net Sales (Consolidated)	1 trillion yen and above
Number of Subsidiaries and Affiliates (Revised)	300 and above

4.	Guidelines for the Protection of Minority Shareholders When Making Transactions with Controlling Shareholders, etc.

-----

5.	Other Special Circumstances that may have a Material Impact on Corporate Governance

As of March 31, 2015, the Company has 2 listed subsidiaries in Japan. The Company respects the independence of each company in its managerial decision-making and execution of duties.

II.	Overview of Corporate Governance Structure in terms of the Organization of Management regarding Managerial Decision-Making, Execution of Duty, Oversight and other matters

1.	Items Concerning Institutional Structure, Organizational Operation, etc.

Organization Form	Company with a Board of Corporate Auditors

Directors

Number of Directors in the Company’s Articles of Incorporation	30
Term of Directors specified in the Company’s Articles of Incorporation	1 year
Chairman of the Board of Directors	President
Number of Directors	17
Elected Outside Directors	Elected
Number of Outside Directors	2
Number of Outside Directors designated as Independent Directors	2

Relationship with the Company (1)

Name	Occupation	Relationship with the Company (Notes 1,2, and 3)
		a	b	c	d	e	f	g	h	i	j	k
Kunitaro Saida	Attorney								☐
Haruhiko Kato	Other								O

Note 1:	Items of selection regarding “Relationship with the Company”
Note 2:	If the item currently applies or recently applied to the referenced person mark as “O.” If it applied in the past, mark as “☐.”
Note 3:	If the item currently applies or recently applied to a close relative to the referenced person mark as “●.” If it applied in the past, mark as “■.”

a	An executive of the listed company or its subsidiary
b	An non-executive director or an executive of the parent company of the listed company
c	An executive of a sister company of the listed company
d	A person or an executive of an organization that has the listed company as a major business partner
e	A major business partner or an executive of a major business partner of the listing company

f	Other than director’s remuneration, an accountant, a legal specialist, or a consultant that obtains a large amount of money or other assets from the listed company
g	A major shareholder of the listed company (In the case that the relevant major shareholder is a legal entity, an executive of the relevant legal entity)
h	An executive (and only that executive) of a business partner of the listed company (where d, e, and f to not apply)
I	An executive (and only that executive) where there is a mutually appointed outside director relationship
j	An executive (and only that executive) where the listed company makes a contribution
k	Other

Relationship with the Company (2)

Name	Independent Director	Supplementary Information in Regard to Applicable Items	Reason(s) for Electing the Relevant Outside Director (and reason(s) for designation as Independent Director, if applicable)
Kunitaro Saida	Yes	The Company did pay Kunitaro Saida remuneration for advisory services. The amount, however, was not a large sum, and the contract has already expired.

Kunitaro Saida was elected as an Outside Director so that the Company’s management may utilize his wealth of experience and advanced expert knowledge gained from his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima and Osaka) and later as an attorney in corporate legal affairs.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of stock exchanges in Japan.

Haruhiko Kato	Yes

Although there are business transactions between the Company and Japan Securities Depository Center, Incorporated for which Haruhiko Kato holds the position of President and CEO, the transactions reflect usage of the transfer system for stocks and other securities for which we pay fees.

The Company did pay Haruhiko Kato remuneration for advisory services. The amount, however, was not a large sum, and the contract has already expired.

Haruhiko Kato was elected as an Outside Director so that the Company’s management may utilize his wealth of experience and advanced expert knowledge gained from his distinguished career in fiscal operations of the national government as Director-General of Tax Bureau in the Ministry of Finance, and Commissioner of National Tax Agency as well as his managerial experience as President of Japan Securities Depository Center, Incorporated.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of stock exchanges in Japan.

Existence or Nonexistence of a committee or committees equivalent to a nominating committee or remuneration committee	Nonexistent

Audit & Supervisory Board Members

Existence or Nonexistence of a Audit & Supervisory Board	Exists
Number of Audit & Supervisory Board Members in the Company’s Articles of Incorporation	5
Number of Audit & Supervisory Board Members	5

Cooperation among Audit & Supervisory Board Members, Accounting Auditors, and Internal Auditing:

Cooperation between Audit & Supervisory Board Members and Accounting Auditors

At the beginning of the year, the Audit & Supervisory Board Members and the Audit & Supervisory Board receive from the Accounting Auditors an outline of their audit plan and a report on important auditing items on which the Audit & Supervisory Board Members and the Audit & Supervisory Board express their opinion with respect to validity. The Audit & Supervisory Board Members and the Audit & Supervisory Board also conduct timely exchanges of opinion with the Accounting Auditors on such subjects as the results of audits and the Accounting Auditors’ grasp of the Company’s internal control systems and their evaluation of risk.

Furthermore, in addition to observing the Accounting Auditors’ fieldwork and audit reviews as necessary, the Audit & Supervisory Board Members and the Audit & Supervisory Board always receive from the Accounting Auditors audit reports on accounting and internal control. At the same time, to check the validity of the audit, the Company’s Audit & Supervisory Board Members receive detailed explanations, from the Accounting Auditors about the quality management system regarding audits.

Besides this, the Audit & Supervisory Board Members and Audit & Supervisory Board maintain constant coordination with the Accounting Auditors by, among others, requesting timely reports on the progression of various audits.

Regarding external audits, with the aim of monitoring the independence of auditors, the Company introduced a Audit & Supervisory Board pre-approval system which targets contracts and remuneration.

Cooperation between Audit & Supervisory Board Members and Internal Auditing

At the beginning of the year, the Audit & Supervisory Board Members and the Audit & Supervisory Board confirm with the Corporate Audit Center, which serves as the Company’s internal auditing arm, the outline of their internal audit plan and internal auditing subjects.

The Audit & Supervisory Board Members and Audit & Supervisory Board receive from the Corporate Audit Center a report on the audit and the evaluation after the conclusion of the internal audit on such subjects as business operation audits and internal control systems. The Corporate Audit Center also reports on the internal audit results regarding product quality, environmental issues, information security and physical security.

Outside Audit & Supervisory Board Members	Elected
Number of Outside Audit & Supervisory Board Members	3
Number of Outside Audit & Supervisory Board Members considered to be Independent Auditors*	3

* “Independent Auditor” as defined by Rule 436-2 of the Securities Listing Regulations of Tokyo Stock Exchange, Inc.

Relationship with the Company (1)

Name	Occupation	Relationship with the Company (Notes 1, 2, and 3)
		a	b	c	d	e	f	g	h	i	j	k	l	m
K Tadashi Ohe	Attorney
Osami Yoshida	Certified Public Accountant										☐
Kuniyoshi Kitamura	Former employee of another company										☐

Note 1:	Items of selection regarding “Relationship with the Company”
Note 2:	If the item currently applies or recently applied to the referenced person mark as “O.” If it applied in the past, mark as “☐.”
Note 3:	If the item currently applies or recently applied to a close relative to the referenced person mark as “●.” If it applied in the past, mark as “■.”

a	An executive of the listed company or its subsidiary
b	An non-executive director or an accounting advisor of the listed company or its subsidiary
c	An executive or a non-executive director of the parent company of the listed company
d	An auditor of the parent company of the listed company
e	An executive of a sister company of the listed company

f	A person or an executive of an organization that has the listed company as a major business partner
g	A major business partner or an executive of a major business partner of the listed company
h	Other than director’s remuneration, an accountant, a legal specialist, or a consultant that obtains a large amount of money or other assets from the listed company
I	A major shareholder of the listed company (In the case that the relevant major shareholder is a legal entity, an executive of the relevant legal entity)
j	An executive (and only that executive) of a business partner of the listed company (where f, g, and h to not apply)
k	An executive (and only that executive) where there is a mutually appointed outside director relationship
l	An executive (and only that executive) where the listed company makes a contribution
m	Other

Relation with the Company (2)

Name	Independent Auditor	Supplementary Information in Regard to Applicable Items	Reason(s) for Appointing the Relevant Outside Audit & Supervisory Board Member
Tadashi Ohe	Yes	-----

Tadashi Ohe has been engaged for many years in corporate legal affairs as an attorney and as a professor specializing in legal research.

The Company elected him as an Outside Audit & Supervisory Board Member as it desires to leverage his considerable experience and high level of expert knowledge about corporate legal affairs for overall management supervision and further enhance the Company’s auditing system.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of stock exchanges in Japan.

Osami Yoshida	Yes	Deloitte Touche Tohmatsu LLC, where Osami Yoshida was employed in the past, is not the auditing firm charged with the accounting auditing of the Company. Moreover, although there are transactions based on service consignment agreements between the Company and the aforesaid auditing firm, the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid auditing firm’s annual net sales.

Osami Yoshida has been engaged for many years in corporate accounting as a certified public accountant. The Company elected him as an Outside Audit & Supervisory Board Member as it desires to leverage his considerable experience and high level of expert knowledge about corporate accounting for overall management supervision and further enhance the Company’s auditing system.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of stock exchanges in Japan.

Kuniyoshi Kitamura	Yes	Kuniyoshi Kitamura used to work for The Dai-ichi Life Insurance Company, Limited. The aforesaid company is a shareholder of the Company but its shareholding ratio is approximately 3.4% (shareholding ratio is calculated by deducting the number of treasury shares from total shares issued.) Moreover, although there are transactions based on life insurance contracts between the Company and the aforesaid company, the annual gross amount of these transactions is less than 1% of either the Company’s or the aforesaid company’s annual net sales.

Kuniyoshi Kitamura has a broad range of work experience working for an insurance company over many years. In addition to this, he has a certain degree of knowledge regarding business management. The Company elected him as an Outside Audit & Supervisory Board Member as it desires to leverage his experience and knowledge for overall management supervision and further enhance the Company’s auditing system.

In addition, he is designated an independent director/auditor, as the Company judged that a conflict of interest with ordinary investors is unlikely, which is in accordance with the guidelines of stock exchanges in Japan.

Independent Directors/Auditors

Number of Independent Directors/Auditors	5

Other Independent Director/Auditor Related Items

All Outside Directors/Auditors that qualify as Independent Directors/Auditors have been designated as Independent Directors/Auditors.

Incentives

Implementation of Measures to Grant Incentives to Directors	Introduction of performance linked remuneration, Introduction of Stock Option Plan

Supplementary Information Regarding Applicable Items

Introduction of performance linked remuneration

As for director bonuses, the calculation of total amount to be granted is based on criteria set by the Company and is linked to the Company’s performance for the relevant fiscal year. The total amount to be granted is then proposed at the Company’s Ordinary General Meeting of Shareholders for shareholder approval.

Introduction of Stock Option Plan

The Company aims to contribute to sustained improvement in corporate value, raising the mid- to long-term motivation and morale of grantees to improve business performance, and linking this to a further enhancement of corporate strength.

The Grantees of Stock Options	Internal Directors, Employees, and Others

Supplementary Information Related to the Relevant Item

“Employees” mean senior employees that are assigned important duties. “Others” mean executive officers.

Director Remuneration

Disclosure of Individual Director Remuneration	Partial disclosure of individual director remuneration

Supplementary Information Related to the Relevant Item

Individual disclosure information for those whose total remuneration is 100 million yen or above is contained in the Company’s annual securities report (Yuukashouken houkokusho).

Existence or Nonexistence of Policies that Determine the Amount or Calculation Method of Remuneration	Exists

Disclosure of Policies that Determine the Amount or Calculation Method of Remuneration

Policies regarding the Determination of Director Remuneration etc. are provided below.

Remuneration Structure

Director remuneration is comprised of “Basic Compensation,” a consideration for execution of business operations and duties. Another component is “Director Bonus,” which is linked to the Company’s business performance in the relevant fiscal year.

In addition to the above, the Company issues stock options for the purpose of providing effective incentives to improve business results on a medium and long-term basis.

Determination Method

i.	Basic Compensation

The maximum amount of total compensation to directors is determined by the Ordinary General Meeting of Shareholders. The remuneration to each director is determined by the meeting of the Board of Directors based on criteria set by the Company.

ii.	Director Bonuses

Director bonuses are calculated based on internal criteria considering the performance of the Company. The total amount is proposed to and approved by the Ordinary General Meeting of Shareholders. The bonus amount paid to individual directors is determined at a meeting of the Board of Directors, based on the total approved amount, taking into account the position and performance of each director.

iii.	Stock Options

The Company issues stock option plans for the purpose of enhancing directors’ motivation and morale to improve the Company’s performance. Issuance of share options as stock options without compensation and features of such stock options is proposed to and approved by the Ordinary General Meeting of Shareholders.

The Support System for Outside Directors (Outside Audit & Supervisory Board Members)

Outside Directors are given prior explanations of the Board of Directors meeting agendas, provided by departments that are in charge.

Additionally, the Company supports the five Audit & Supervisory Board Members, which include Outside Audit & Supervisory Board Members, by staffing full-time workers at the Office of Audit & Supervisory Board Members. Prior explanations of the Board of Directors meeting agendas are provided by a Non-outside Audit & Supervisory Board Member or the person in charge of the relevant division. In addition, although all Outside Audit & Supervisory Board Members are charged with attending all meetings to receive reports and explanations regarding conducted audits from the Accounting Auditors and Corporate Audit Center, when an Outside Audit & Supervisory Board Member is not able to attend such meetings, an Audit & Supervisory Board Member or full-time staff member that did attend will provide a report to enable the Outside Audit & Supervisory Board Members to grasp the situation. Furthermore, the Audit & Supervisory Board, which meets at least once a month, holds liaison meetings, at any time, for the purpose of sharing information and supplementing the Audit & Supervisory Board Meetings, and exchanging information on important items and various audit details among themselves.

2.	Items Concerning Functions such as Execution of Duties, Audit and Supervision, Designation, and Remuneration Determination (Overview of the current state of Corporate Governance Structure)

Representative Directors, Directors, Board of Directors

The CEO (Chief Executive Officer), who is a Representative Director, is charged with determining the Canon Group’s management strategies and policies and also presides over the execution of the operations of the Company. In addition to the CEO, the other Representative Director is the CFO (Chief Financial Officer), who presides over financial matters.

Under the management of the CEO, each business segment takes responsibility of its operational management on a consolidated basis in an integrated structure covering everything from product development to production and sales. In addition, the headquarters undertakes administrative functions, supporting and controlling finance and accounting, quality management, global environment, and global legal administration.

The Company’s Board of Directors currently consists of 17 members, including two outside directors designated as Independent Directors. In addition to adopting resolutions on items prescribed in the Company Act, including but not limited to, policies regarding the improvement of internal control systems, they adopt resolutions related to important management and business matters. At the same time, they received reports and supervise business matters that are overseen by the CEO.

Most Directors are directly engaged in the execution of the operation as persons in charge of respective core organizations. For Directors to focus more on management and supervision, Executive Officers, who share responsibility for the execution of the operation, have been appointed. The Company plans to have 22 Executive Officers as of April 1, 2015, including a woman.

Corporate Strategy Committee, Risk Management Committee, and Disclosure Committee

The Company established the Corporate Strategy Committee, consisting of Representative Directors, Executive Directors, and some Executive Officers. Among items to be decided by the CEO, the Committee undertakes prior deliberations on important matters pertaining to Canon Group strategies. Outside Directors and Audit & Supervisory Board members attend Corporate Strategy Committee meetings and are able to express their own opinions.

Based on a resolution passed by the Board of Directors, Canon set up the Risk Management Committee, which formulates policy and action proposals regarding improvement of the Canon Group risk management system. The Risk Management Committee consists of three entities: the Financial Risk Subcommittee, which is tasked with improving systems to ensure reliability of financial reporting; the Compliance Sub-committee, which is tasked with promoting corporate ethics and improving legal compliance systems; and the Business Risk Management Sub-committee, which is charged with improving systems to management overall business risks, including risks related to product quality and information leak. The Risk Management Committee verifies the risk management system and reports the status to the CEO.

In addition, the Disclosure Committee was established to undertake deliberations pertaining to information disclosure, including content and timing, to ensure important corporate information will be disclosed in a timely and accurate manner.

Audit & Supervisory Board Members, Audit & Supervisory Board

The Company is a “Company with an Audit & Supervisory Board.” The Audit & Supervisory Board consists of five individuals, three of which are Independent Outside Audit & Supervisory Board members.

In accordance with auditing policies and plans decided at Audit & Supervisory Board meetings, the Audit & Supervisory Board Members attend Board of Directors’ meetings, Corporate Strategy Committee meetings, etc., receive reports from directors and employees, review documents related to important decisions, and conducting audits by investigating etc. the situation of businesses and property of the Company and its subsidiaries. In this way, the Audit & Supervisory Board plays a role in monitoring management, conducting strict audits of directors’ execution of duty, including the status of development of the internal control system. Furthermore, the Audit & Supervisory Board Members cooperate closely with the accounting auditors and the Company’s internal auditing arm, and such cooperation services to improve each monitoring function.

Internal Audit Divisions

The Corporate Audit Center, with about 70 members, is the Company’s internal auditing arm. It conducts audits and evaluations and provides guidance on all operations and sectors without exception, including those of Group companies, from various perspectives, such as business efficacy and efficiency, compliance, and information security. Audits results are reported to the CEO and Audit & Supervisory Board and complement audits conducted by members of that board.

Accounting Auditors

The Company has an auditing service contract with Ernst & Young ShinNihon LLC to audit its financial statements. To check the validity of the audit, the Company’s Audit & Supervisory Board receives detailed explanations about the quality management system from the Accounting Auditors.

Regarding external audits, with the aim of monitoring the independency of the accounting firm, the Company introduced a prior approval system by the Audit & Supervisory Board for contents of auditing and other service contracts and relevant fees. Based on “policies and procedures of the prior approval for both auditing and non-auditing services,” each contract is closely reviewed for prior approval.

The names and other details of the certified public accountants that carried out accounting audit work for the Company for the 114th Business Term (fiscal year 2014, which ended December) are listed below.

Certified Public Accountant			Accounting Firm
Designated Partner	Engagement Partner	Koichi Hanabusa	Ernst & Young ShinNihon LLC
Designated Partner	Engagement Partner	Yoshihiko Nakatani	Ernst & Young ShinNihon LLC
Designated Partner	Engagement Partner	Shigeru Sekiguchi	Ernst & Young ShinNihon LLC
Designated Partner	Engagement Partner	Kiyoto Tanaka	Ernst & Young ShinNihon LLC

Note 1: Since all partners with have fewer than 7 years of consecutive audits, the number of years of consecutive audits have been omitted.

Note 2: The accounting firm has voluntarily taken measures to ensure that Engagement Partners do not work in excess of the fixed term of auditing the Company.

Auditing assistants that carried out audit work for the Company: (Certified Public Accountants: 21; Others: 31)

Contracts for Limitation of Liability with Directors and Audit & Supervisory Board members

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law, the Company entered into contracts with outside Directors and Audit & Supervisory Board members which sets forth the limitation on their damage compensation liabilities resulting from negligence of their respective duties, provided that the amount of the limitation on the damage compensation liabilities under the said contracts shall be the amount provided by laws or ordinances.

3.	Reasons for Operating Under the Current Corporate Governance Structure

Securing transparency in management and strengthening management oversight and supervision functions is essential to facilitate continues improvement in corporate value and establish a corporate governance system.

The Company believes that well-developed knowledge of conditions on the ground is the key to swift and effective decision-making and appropriate business monitoring.

For this reason, most Directors are involved in execution of the operations of the Company as Group Executives or Chief Executives in charge of the Company’s main operations.

In addition to that, the Company has appointed Executive Officers who separately undertake execution of the operations of the Company to help Directors focus more effectively on management and oversight.

The Company also has two Outside Directors as Independent Directors who bring impartial perspectives to management that would differ from those of Canon career veterans. These individuals both actively receive reports on the Company’s situation, and based on their experience holding important posts outside the Company as well as their abundant and high level insight, they voice their opinions at meetings of the Board of Directors.

The Company has Audit & Supervisory Board members. Of the Audit & Supervisory Board members, more than half are Outside Audit & Supervisory Board members who make good use of their specialized skills, independently and neutrally monitoring management. Additionally, the Company is working to strength the structure and authority of its internal auditing arm in order to conduct broader and more thorough audits. At the same time, it is working to improving the effectiveness of audits, through close cooperation of Audit & Supervisory Board members with the accounting auditors and the Company’s internal auditing arm.

Simultaneously, the Company understands that the outlook on ethics and sense of duty of each and every director and employee is extremely important and is training these individuals to improve their awareness and develop and enforce the Company’s code of conduct base on the San-Ji (“Three Selfs”) Spirit (Self-motivation, Self-management, and Self-awareness) which was soon established after the company was founded.

Canon tries to secure transparency in management and strengthen management oversight and supervision functions through these measures, and believes the Company’s corporate governance works effectively.

III.	Implementation of Measures Related to Shareholders and Other Stakeholders

1.	Measures to Revitalize the Shareholders’ Meetings and Facilitate the Exercise of Voting Rights

Supplementary Information
Early Distribution of Notice Regarding the Ordinary General Meeting of Shareholders	The Company sent its Notice of Convocation of the Ordinary General Meeting of Shareholders 25 days prior to its latest Ordinary General Meeting of Shareholders.
Exercise of Voting Rights through Electromagnetic Means	Exercise of voting rights through the internet is possible.

Adoption of a Platform for Electronic Exercising of Voting Rights and Other Measures to Improve the Environment for Exercising Voting Rights for Institutional Investors	A platform for the electronic exercising of voting rights has been adopted.
Providing Notice of Convocation (Summary) an English	The Company prepares English translations of its Notice of Convocation of the Ordinary General Meeting of Shareholders and makes this information available on its website.

2.	IR Activities

	Supplementary Information	Existence or Nonexistence of explanations by a company representative
Development and Publication of Disclosure Policy	In line with related laws and regulations as well as disclosure rules of related stock exchanges, in order to enhance the system for disclosing accurate and comprehensive information for shareholders and capital markets, the Company established the Disclosure Committee in April 2005. For important company information, this committee is charged with investigating and determining the necessity, content, and timing of timely disclosure. At the same time, the Company has constructed a system for the prompt and comprehensive gathering of information from each operation where important company information is generated. The Company also maintains measures for the prompt and accurate disclosure of information regarding managements situation through a management policy conferences, quarterly earnings conferences, individual investors conferences and enhance home page among others.
Holding of Periodic Conferences for Individual Investors	In addition to providing a special section for individual investors on the Company’s website, conferences for individual investors are held on an as-needed basis.	Exists
Holding of Periodic Conferences for Analysts and Institutional Investors

The Chairman & CEO hosts the Company’s Corporate Strategy Conference every year on a regular basis.

Additionally, on the day quarterly financial results are announced the Executive Vice President & CFO hosts conferences for analysts and institutional investors in Japan.

Exists
Holding of Periodic Conferences for Overseas	The Executive Vice President & CFO regularly meets with overseas investors to discuss the Company’s management and business strategies.	Exists

Investors	Additionally, on the day quarterly financial results are announced the Executive Vice President & CFO hosts conference calls to report results.
Posting of IR Materials on Homepage	As a general rule, the Company strives to post all disclosed materials on its Japanese and English language websites. The websites also include information on the Company’s stock price, historical financial data (10-year summary), and audio or video from various recently held investor-related conferences.
Establishment of a Post for IR	The IR Promotion Division, which is a part of the Finance & Accounting Headquarters, is in charge of investor relations. The Director in charge of investor relations is the Executive Vice President & CFO. The person in charge of the investor relations program on a day-to-day basis is the general manager.

3.	Measures Concerning Respecting the Position of Stakeholders

Supplementary Information
Internal Rules, etc. Regarding Respecting the Position of Stakeholders	In line with Canon’s corporate philosophy of kyosei—living and working together for the common good—the Company works to fulfill its social responsibilities, fostering good relations, not only with its customers, the communities in which the Company operates, and shareholders, but also with nations and the environment. These objectives are outlined in the Canon Group Code of Conduct, which Canon Directors and employees adhere to when conducting business activities.
Implementation of Environmental Conservation Activities, CSR Activities, etc.

In the Company, in areas where social requirements is high, such as environmental conservation, compliance, and quality assurance, specialized departments are responding with a sense of even higher responsibility. In addition, in 2012, Canon established its policy regarding CSR activities for the Canon Group. Under this unified policy, the department in charge of CSR is promoting and presiding over CSR activities of the entire Canon Group.

Detailed information about these activities is disclosed in the Canon Sustainability Report. In addition to this, the latest information is disclosed on the Company’s website as needed.

Establishment of Policies, etc. Concerning Supplying Information for Stakeholders	As for information-disclosure policies, the Company has drawn up its own guidelines, which it adheres to when disclosing information. In addition, the Company established the Disclosure Committee in 2005 to ensure that important management information is disclosed in an accurate, comprehensive, and fair manner.

Other

Policies and Measures for the Success of Women

Following our philosophy of kyosei, Canon welcomes diversity in all forms, not only visible distinctions like race, gender and age, but also internal differences such as customs or values. Promoting diversity allows us to make the most of these differences and further grow our organization. In 2012, Canon Inc. established a company-wide project to accelerate the promotion of diversity. One primary focus of this project is to promote the success of women employees.

Canon Inc. has been working to develop a work environment that makes it easier for women employees to balance work and family life. One outcome of this effort is that following maternity leave almost all employees have returned to work. Moreover, in order to broaden opportunities of success, Canon Inc. is promoting a review of personnel systems while also providing career development support and improving workplace awareness and practices

Major measures are as follows:

•   Various training sessions and seminars (Female leadership training sessions, seminars for people that have returned from maternity leave also attended by their superiors, etc.)

•   Awareness campaigns through the holding of round-table discussions, publishing of information on the Company’s internal website, and hosting of a lecture by a visiting expert.

•   Proposal etc. for the review of personnel systems and workplace practices to support flexible ways of working.

IV.	Items Related to Internal Control Systems

1.	Basic Policy Concerning Internal Control Systems and Overview of their Implementation

1.    Systems to ensure that the Company conforms to laws and regulations in the execution of duties by directors and employees.

(1).  Based on the spirit of the “Three Selfs” (self-motivation, self-management, and self-awareness)—a Canon universal principle dating back to the Company’s founding—the Company established the Canon Group Code of Conduct as a standard to which Directors, Executive Officers and employees must adhere when performing their work. Canon’s Corporate Ethics and Compliance Committee, which manages and oversees this initiative, promotes compliance activities through compliance staff assigned to each division.

(2).  The Company ensures the implementation of the basic policy that provides not to have any relation with antisocial forces, and also maintains and improves the cooperation structure with external institutions such as police by establishing a department in charge.

(3).  The Company’s internal auditing, legal, and other divisions work to strengthen compliance through law-abidance guidance and monitoring on its business activities.

(4).  An in-house hotline system is employed to help prevent improprieties.

2.	System for Maintaining and Managing Information Relating to the Performance of Duties by Directors

Information relating to the performance of duties by Directors is maintained and managed in accordance with the Company’s basic rules for document management and other in-house rules. A system has been established that enables Directors, Audit & Supervisory Board Members, and internal auditing to access this information anytime.

3.	Rules and Other Systems Regarding Management of Risk of Loss

(1).  Important matters are carefully deliberated by the Corporate Strategy Committee to eliminate or reduce business risks.

(2).  Business processes are specified and risks are evaluated to ensure the accuracy and reliability of financial reporting. This must be documented in writing, and the status of control activity is regularly confirmed.

(3).  A risk management system is created through the formulation and observance of various in-house rules to protect the Company from diversifying risks (quality, environmental, disaster, information-related, export management, etc.) and maintain public faith. In particular, Basic Policies Regarding Product Safety have been established, which govern efforts in supplying customers with safe products that will allow comfortable and satisfactory use.

(4).  Auditing by internal auditing is carried out for the early detection and resolution of risks.

4.	System for Assuring Directors’ Efficient Execution of Duties

(1).  Important matters are carefully deliberated in advance by the Corporate Strategy Committee to promote prompt and appropriate decision making by Directors.

(2).  Management policies are explained in long-term management plans, and the Company goals are given concrete shape in medium-term plans. In addition, annual and quarterly short-term plans and monthly budgetary control are used to monitor performance progress, through which the Company makes optimum use of management resources.

5.	System for Ensuring Appropriate Groupwide Operations

(1).  Based on the Canon Group Code of Conduct, the Company promotes Groupwide compliance and infuses an awareness of compliance and corporate ethics.

(2).  The internal auditing, legal, and other divisions provide guidance and monitoring with regard to the observance of laws in the business activities of all Group companies.

(3).  The soundness and efficiency of the Group’s business activities are ensured by means of Groupwide medium-term plans and deliberations in the Corporate Strategy Committee.

6.	Matters Regarding Employees Who Assist the Duties of Audit & Supervisory Board Members and Their Independence

(1).  The Office of Audit & Supervisory Board Members has been established, and full-time employees of a requisite size have been assigned to it.

(2).  The Office is an organization independent of the Board of Directors, and changes in its personnel require the prior consent of the Audit & Supervisory Board.

7.	System of Reporting to Audit & Supervisory Board Members and Other Systems for Securing the Effectiveness of Auditing by Audit & Supervisory Board Members

(1).  For matters that may have a significant impact on the Company, Directors promptly report to Audit & Supervisory Board Members. Additionally, reports are periodically given to Audit & Supervisory Board Members regarding matters the Directors and Audit & Supervisory Board Members have previously agreed upon in consultations.

(2).  Audit & Supervisory Board Members periodically receive reports from accounting auditors.

(3).  Audit & Supervisory Board Members attend Corporate Strategy Committee and other important meetings.

2.	Basic Policy and Overview of Implementation toward Elimination of Antisocial Forces

1.     Basic Policy

The Company has established a basic policy that the Company and all of its Group companies will take a firm attitude against and cut off relation with antisocial forces which bring threats to order and safety of civil society.

2.     Overview of Implementation

(1).  Based on a resolution of the Board of Directors’ meeting, the Company has incorporated a provision on cutting off relation with antisocial forces in the Internal Control Systems as mentioned above, and also incorporates provisions to the same effect in the Employment Regulation, in order to ensure the employees’ implementation thereof.

(2).  The General Affairs Division of the Company’s Headquarter is set as the administration department of the Group to deal with antisocial forces, and endeavors to prevent transactions, etc. with antisocial forces by sharing information regarding antisocial forces and countermeasures against them with each general affairs department of the Group.

(3).  The Company establishes a cooperation structure with external institutions such as police and lawyers.

(4).  Regarding payments for auspices, the Company reviews them in advance in order to check that there is not any issue based on legal and corporate ethical perspective.

V.	Others

1.	Implementation of Anti-Takeover Measures

Implementation of Anti-Takeover Measures	Not implemented

Supplementary Information Related to the Relevant Item

Not implemented

2.	Items Concerning Other Corporate Governance Systems, etc.

A schematic diagram of the Company’s corporate governance structure and an overview of the Company’s timely disclosure system are as attached:

Corporate Governance

Overview of Timely Disclosure System

Internal system for timely disclosure of corporate information

In order to disclose necessary information in a fair, equitable, and timely manner for important corporate information considered for timely disclosure, the Company’s Disclosure Committee, which is chaired by the Company’s president, receives reports from the division in charge regarding the relevant information, and determines whether disclosure is necessary or not.

For matters that have been reported, the Disclosure Committee which is made up of members from finance & accounting, legal affairs, corporate communications as well as persons in charge of the relevant information, is charged with making prompt necessary decisions on timely disclosure such as the necessity of timely disclosure, the timing of disclosure, disclosure content, disclosure method.

Furthermore, the Disclosure Committee is also charged with constructing and maintaining a disclosure system which includes the assessment of disclosure management of important corporate information.

Regarding information on decisions made by the Company, considered important corporate information, the Company has a system in place whereby information is promptly disclosed after decisions are made by necessary internal organizations.